

Mail Stop 4631

February 12, 2010

<u>Via U.S. mail and facsimile</u>

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
4 Becker Farm Road
Roseland, NJ 07068

> **RE: Curtiss-Wright Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-00134**

Dear Mr. Tynan:

We have reviewed your filing and have the following comments.

<u>General</u>

1. Please ensure that your amended Form 10-K incorporates the changes requested in comment 14 in our letter dated December 1, 2009.

<u>Compensation Discussion and Analysis</u>

<u>Determining the Amount and Mix of Compensation</u>

2. We note your response to comment nine in our letter dated December 1, 2009. Your statement in the last paragraph on page two of your draft disclosure that "the Committee decided that no change in short-term annual incentive or long-term incentive target awards were necessary for 2008…" appears inconsistent with your disclosure later in the same paragraph that Messrs. Benante and Tynan received increases in their annual incentive target award and long-term incentive target award, respectively. Please advise. Further, please describe the elements of Mr. Benante's leadership that supported an increase in his annual incentive target award.

Elements of Compensation

Annual Incentive Compensation

3. Your statement in the fourth paragraph on page five of your draft disclosure that the "threshold performance payout level is set at approximately 50% of the target performance payout level" appears inconsistent with your statement in the first paragraph on page seven that the "[t]hreshold payout is set at 65% of target performance…." Please advise or reconcile your disclosure accordingly.

4. We note your response to comment 11 in our letter dated December 1, 2009. Please clarify the relationship between each named executive officer's individual goals and their respective weighting, as set forth on pages five and six of your draft disclosure, and the Executive Compensation Committee's considerations discussed in the second paragraph on page seven. In doing so, explain how the total individual achievement levels determined by the Executive Compensation Committee reflect each named executive officer's actual performance relative to each of his individual goals.

Long-Term Incentive Program

5. We note your response to comment 12 in our letter dated December 1, 2009. Please be advised that you must disclose material performance targets prior to the completion of a performance period unless disclosure would result in substantial competitive harm to the company. Accordingly, assess whether omission of your multi-year performance targets is justified based on the likelihood of substantial competitive harm. If you are permitted to omit disclosure pursuant to Instruction 4 of Item 402(b) of Regulation S-K, please provide appropriate disclosure regarding the level of difficulty associated with achievement of the undisclosed target levels. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief